Exhibit 1.02

AptarGroup, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).  For purposes of the required Reasonable Country of Origin Inquiry (“RCOI”), AptarGroup, Inc. (herein referred to as “AptarGroup”, the “Company”, “we”, “us”, “our”) continued to receive supply chain responses through May 9, 2014.  The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”).  The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products.  Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the RCOI completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody.  The registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

Company Overview

This report has been prepared by the management of AptarGroup.  The information includes the activities of all majority-owned subsidiaries that are required to be consolidated.  AptarGroup is a leading global solution provider of a broad range of innovative packaging delivery solutions primarily for the beauty, personal care, home care, prescription drug, consumer health care, injectables, food and beverage markets.

Product Description

Our primary products are dispensing pumps, closures, aerosol valves and elastomer primary packaging components for the injectables market.

•                             Dispensing pumps are finger-actuated dispensing systems that dispense a spray or lotion from non-pressurized containers.  The style of pump used depends largely on the nature of the product being dispensed, from small, fine mist pumps used with perfume and pharmaceutical products to lotion pumps for more viscous formulas.

•                             Closures are primarily dispensing closures but to a lesser degree can include non-dispensing closures.  Dispensing closures are plastic caps, primarily for plastic containers such as bottles and tubes, which allow a product to be dispensed without removing the cap.

•                             Aerosol valves dispense product from pressurized containers.  The majority of the aerosol valves that we sell are continuous spray valves, with the balance being metered dose inhaler valves.

•                             Elastomer primary packaging components for the injectables market include pre-filled syringe components, such as plungers, needle shields, tip caps and cartridges, as well as stoppers for infusion, antibiotic, lyophilization and diagnostic vials.

In some cases, a tin-plated mounting cup is necessary for the functionality of our aerosol valves.  However, to confirm our internal assessments that conflict minerals were not present in any other of our products, we expanded the scope of our assessment to all Company suppliers.

Supply Chain Overview

AptarGroup relies upon our suppliers to provide information on the origin of the conflict minerals contained in components and materials supplied to us, including sources of conflict minerals that are supplied to them from their suppliers.  We have integrated responsible sourcing into our Conflict Minerals Statement, which is published on our website at www.aptar.com (see Corporate Statements on the Investors page).  We have also individually communicated to our suppliers our expectations of them regarding conflict minerals.  In particular, our suppliers are expected to provide the conflict minerals sourcing information as required by the Dodd Frank Act and consistent with our Conflict Minerals Statement.

In addition to providing our suppliers with our Conflict Minerals Statement, we performed a comprehensive analysis of our product components and the role our suppliers play throughout our manufacturing and product delivery processes.  We communicated the requirements of the Dodd Frank Act to our suppliers and provided a specific Company resource for the suppliers to contact with questions.  We also adopted the standard conflict minerals reporting templates established by the Conflict-Free Sourcing Initiative (“CFSI”) and launched our conflict minerals due diligence communication survey to our supplier base.

Reasonable Country of Origin Inquiry:

We conducted an internal analysis of our products and determined that certain aerosol valves require a tin-plated mounting cup, and, therefore, these products are subject to the reporting requirements under the Rule.

Despite conducting a good-faith reasonable country of origin inquiry, AptarGroup did not receive responses from all of our surveyed suppliers.  As discussed more fully below, we have therefore concluded that our supply chain remains DRC conflict undeterminable.

Due to the breadth and complexity of AptarGroup products and supply chains, it will take time for certain of our suppliers to verify the origin of all their materials.  By using our supply chain due diligence processes to drive accountability with our suppliers and leveraging the industry standard CFSI, we will continue to develop further transparency into our supply chain.

Due Diligence Program

A.       Due Diligence Process

AptarGroup’s due diligence is consistent with the with the 2nd edition of The Organization for Economic Co-Operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related supplements for gold and for tin, tantalum and tungsten.  AptarGroup designed our due diligence process, management and measures to conform in all material respects with the OECD Guidance framework.

Our conflict minerals due diligence process consisted of the following:

1.              As noted above, AptarGroup has adopted a Conflict Minerals Statement, which is posted on our website at www.aptar.com (see Corporate Statements on the Investors page).

2.              AptarGroup has established a management system for complying with the applicable rules.  Our management system includes the development of a task force of subject matter experts from relevant functions such as purchasing, finance, legal and manufacturing.  Our subject matter experts are responsible for communicating and implementing our conflict minerals compliance strategy. Senior management is briefed on the progress and results of our due diligence efforts on a regular basis.

3.              We developed a standard communication strategy with our purchasing group to contact our suppliers, communicate our requirements and archive the supplier responses to our RCOI.  The results of this engagement have allowed us to render the statements made and the conclusions reached in this report.

4.              We conducted individual meetings with all known suppliers of products containing conflict minerals to review their progress and results of their conflict minerals procedures.  For all other suppliers, we had an escalation process to identify and contact any non-responsive suppliers or suppliers with problematic responses to our RCOI.

5.              AptarGroup has established a due diligence compliance process for the maintenance and retention of our supplier database and relevant supporting documentation.

B.       Independent Private Sector Audit

Based on our conclusion that our products are DRC conflict undeterminable, an independent private sector audit is not required for the calendar year ended 2013.

C.       Risk Mitigation/Future Due Diligence Measures

As we continue to develop our due diligence program, we intend to take the following steps to continue to mitigate any possible risk that the necessary conflict minerals in our products could benefit armed groups in the Covered Countries:

1.              AptarGroup will continue to enhance our supplier communications, training and escalation process to improve due diligence data accuracy and completion.

2.              AptarGroup will work closely with any suppliers who provided responses that their conflict minerals status was not determinable to come to a definitive conclusion on their conflict minerals status in the future reporting periods.

3.              If any supplier is unwilling or unable to definitively determine their conflict minerals status, AptarGroup reserves the right to source materials from alternative suppliers and remove the supplier from our purchasing channels.  In vendor contracts, we intend to include language requiring our suppliers to provide the necessary information to confirm our conflict minerals status.

Identify and Assess Risk in the Supply Chain

Based on our size, breadth and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify all the downstream actors from our direct suppliers.  We have identified all of our direct suppliers of our product materials.  Of these, we have excluded certain suppliers considered outside the scope of the Rule (for example, suppliers of decorating or packaging materials).  We performed RCOI procedures on the remaining direct suppliers.  We received responses to our request for information from a majority of the suppliers surveyed.  We further identified three direct suppliers of tin-plated mounting cups and performed additional procedures, including direct interviews and the receipt of additional representations from each supplier, to gain additional comfort on our supply chain.  We have relied on these supplier’s responses to provide us with information about the source of conflict minerals contained in the components supplied to us.  Our direct suppliers are similarly reliant upon information provided by their suppliers.

Design and Implement a Strategy to Respond to Risks

AptarGroup will work with any suppliers who are determined to be sourcing from non-Conflict Free smelters to move towards using Conflict Free smelters within a reasonable timeframe.  The timeframe is dependent on the criticality of the specific part and the availability of alternative suppliers.

Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points

AptarGroup does not have a direct relationship with conflict minerals smelters or refiners, nor do we perform direct audits of these entities that provide our supply chain.  However, we support and rely on industry groups, such as the Electronic Industry Citizenship Coalition ® (“EICC”) and CFSI, to influence smelters and refineries to become certified through their programs.

Report on Supply Chain Due Diligence and Results

1.              Due Diligence Process:  We conducted a survey of our active suppliers described above using the template developed jointly by the EICC and the Global e-Sustainability Initiative, known as the CFSI Reporting Template (the “Template”).  The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.  It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of smelters the company and its suppliers use.  In addition, the Template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence.  Written instructions and recorded training illustrating the use of the tool is available on CFSI’s website.  The Template is being widely adopted by many companies in their due diligence processes related to conflict minerals.

2.              Survey Reponses:  For our 2013 RCOI inquiries, AptarGroup elected to survey our entire population of direct material suppliers, less decorating and packaging suppliers, which are specifically excluded from the Rule.  We received responses from a majority of our direct material suppliers.

3.              Efforts to Determine Country of Origin:  Tracing materials back to their origin is a complex aspect of responsible sourcing in our supply chain.  We adopted the methodology outlined by the CFSI’s joint industry programs and outreach initiatives and required our suppliers to conform with the same standards that meet the OECD guidelines.  Additionally, we required our suppliers to report their results to us using the Template.  Through this effort, we have made a reasonable determination of the mines or locations of origin of the conflict minerals in our supply chain consistent with industry-wide practices.

4.              Smelters or Refiners Identified:  We adopted the CFSI’s industry approach and traced back the origin of conflict minerals by identifying smelters, refineries or recyclers and scrap suppliers sources.  AptarGroup leveraged the CFSI and its CFS program to trace the mine of origin of the conflict minerals to its ore level.  The CFS program audits smelters and refineries to ensure that all certified smelters and refineries only use the ores that are conflict free from the DRC and covered countries.  To date, we are aware of three smelters and refineries specifically used by certain of our suppliers within our supply chain.  All three smelters are identified as CFSI’s known smelters and are on the list of CFSI’s certified Conflict Free Smelters (CFS) list, and are considered to be conflict free.  Set forth below is the list of CFSI certified conflict free smelters identified by our supply chain so far and their country of origin:

Metal	Smelter	Country
Tin	OMSA	Bolivia
Tin	Minsur	Peru
Tin	Thaisarco	Thailand

Since certain of our suppliers are currently unable to provide us with the information we requested from them, we have been unable to determine each of the other facilities used to process any such necessary conflict minerals, the exact location of the other mines, refineries or smelters from which the necessary conflict minerals in our products came, or whether such necessary conflict minerals directly or indirectly financed or benefited armed groups in the Democratic Republic of the Congo or an adjoining country.